SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                       (Amendment No. 3)*

                    ESPRIT TELECOM GROUP PLC
                        (Name of Issuer)

American Depositary Shares representing Ordinary Shares, nominal value 1 pence
                 (Title of Class of Securities)

                            29665W104
                         (CUSIP Number)


                      Walt Anderson
     2000 L Street, N.W., Suite 200, Washington, D.C. 20036
                          202-467-1189
           (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                         October 12,1998
       (Date of Event Which Requires Filing of This Statement)

                      -------------------------



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
























                                      Page 1 of 8

                             SCHEDULE 13D/A

----------------------                               ----------------------
CUSIP No.  29665W104                                  Page 2 of 8
----------------------                               ----------------------
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1.     NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
       (ENTITIES ONLY)
                  Gold & Appel Transfer, S.A.
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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [   ]
                                                                 (b)  [   ]
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3.     SEC USE ONLY

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4.     SOURCE OF FUNDS*                             WC
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                            [   ]
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6.     CITIZENSHIP OR PLACE OF ORGANIZATION         British Virgin Islands
------------------------------------------------------------------------------
NUMBER OF                 7. SOLE VOTING POWER   32,496,398.16 Ordinary Shares
SHARES                   -----------------------------------------------------
BENEFICIALLY              8. SHARED VOTING POWER                0
OWNED BY                 -----------------------------------------------------
EACH                      9. SOLE DISPOSITIVE POWER             0
REPORTING                -----------------------------------------------------
PERSON WITH:             10. SHARED DISPOSITIVE POWER           0
------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               32,496,398.16
-----------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                           [   ]
-----------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      26.50%
------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON*                 CO
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

                             SCHEDULE 13D/A
----------------------                               ----------------------
CUSIP No.  29665W104                                  Page 3 of 8
----------------------                               ----------------------
----------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Walt Anderson
----------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [   ]
                                                                 (b)  [   ]
----------------------------------------------------------------------------
3.     SEC USE ONLY
-----------------------------------------------------------------------------
4.     SOURCE OF FUNDS*                             WC
------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                            [   ]
------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION         United States of America
------------------------------------------------------------------------------
NUMBER OF               7. SOLE VOTING POWER  162,615 Ordinary Shares
SHARES                 -------------------------------------------------------
BENEFICIALLY            8. SHARED VOTING POWER                0
OWNED BY               -----------------------------------------------------
EACH                    9. SOLE DISPOSITIVE POWER 32,659,013.16 Ordinary
Shares
REPORTING              -------------------------------------------------------
PERSON WITH:           10. SHARED DISPOSITIVE POWER            0
------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               32,659,013.16 Ordinary Shares
-----------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                           [ X ]
-----------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         26.63%
------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON*                 IN
------------------------------------------------------------------------------

This Amendment No. 3 ("Amendment No. 3") to Schedule 13D filed by Gold & Appel Transfer, S.A., a British Virgin Islands corporation ("Gold & Appel"), and Walt Anderson, a natural person and a U.S. citizen ("Mr. Anderson"), as joint filers, with respect to the American Depository Shares ("ADS")representing Ordinary Shares, nominal value 1 pence (U.K.) per share (the "Ordinary Shares"), of Esprit Telecom Group plc, a public limited company incorporated under the laws of England and Wales (the "Issuer"), amends and/or supplements, as indicated, Items 4, 5, 6 and 7 of the Schedule 13D filed by Gold & Appel and Mr. Anderson as joint filers on January 27, 1998 (the "Statement"), Amendment No. 1 thereto filed as of March 30, 1998, and Amendment No. 2 thereto filed as of July 10, 1998. All capitalized terms used and not defined herein shall have the meanings ascribed to them in the Statement.

ITEM 4.   PURPOSE OF TRANSACTION.

         Gold & Appel acquired the Gold & Appel Shares (as defined below), and Mr. Anderson acquired the Anderson Shares (as defined below), for investment purposes. Mr. Anderson, on behalf of Gold & Appel and/or himself, may determine to purchase additional securities of the Issuer in market transactions or otherwise, or to sell some or all of the Gold & Appel Shares and/or the Anderson Shares at any time in private or market transactions depending on market conditions, an evaluation of the Issuer's business, prospects and financial condition, the market for the Ordinary Shares, other opportunities available to Gold & Appel and Mr. Anderson, general economic conditions, money and stock market conditions, and other further developments.

     Pursuant to a letter dated October 12, 1998, a copy of which is attached hereto as Exhibit 7.2, Mr. Anderson and Gold & Appel served notice upon the Issuer requiring it to convene an Extra Ordinary General Meeting of its stockholders for the purposes of removing David Oertle as a director and as Chief Executive Officer, removing John McMonigal and Dominic Shorthouse as directors, removing Sir Robin Biggam as a director and as Chairman of the Board, to the extent he has been validly appointed as such, and removing any other person who may have been appointed as a director between October 5, 1998 and the date of the Extra Ordinary General Meeting. Mr. Anderson and Gold & Appel reserve the right to take such further actions as they may deem appropriate to cause a majority of the directors of the Issuer to consist of persons designated by or acceptable to them.

     Except as set forth above, Gold & Appel and Mr. Anderson have no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for terminated of registration pursuant to
Section 12(g)(4) of the Securities Act of 1933; or (j) any action similar to any of those enumerate above.


          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Gold & Appel beneficially owns (i) 15,500,000 Ordinary Shares and (ii) 2,428,056.88 ADS, which ADS represent 16,996,398.16 Ordinary Shares. Thus, Gold & Appel beneficially owns an aggregate equivalent of 32,496,398.16 Ordinary Shares (collectively, the "Gold & Appel Shares"). The Gold & Appel Shares represent approximately 26.50% of the Ordinary Shares which where outstanding on December 12, 1997, based on information set forth in the Issuer's Registration Statement on Form F-1, Registration No. 333-8074 (the "F-1 Registration Statement") filed with the Securities and Exchange Commission (the "Commission") on such date.

     Mr. Anderson beneficially owns 162,615 Ordinary Shares (the "Anderson Shares"). The Anderson Shares represent approximately 0.13% of the Ordinary Shares which were outstanding on December 12, 1997, based on information set forth in the F-1 Registration Statement.

    The Foundation for the International Non-Governmental Development of Space, a non-profit organization ("FINDS"), beneficially owns 1,515,094 Ordinary Shares. Mr. Anderson formerly was the President and a Director of FINDS. Due to a recent corporate reorganization, Mr. Anderson no longer holds these positions, although he remains a member of FINDS. Consequently, he no longer has sole or shared authority to vote or to dispose of the FINDS shares, and he thus disclaims beneficial ownership of the Ordinary Shares held by FINDS. Accordingly, the Ordinary Shares beneficially owned by FINDS are not included in the shares as to which beneficial ownership is reported pursuant to this Schedule 13D.

     (b) Mr. Anderson has the sole power to vote and dispose of the Anderson Shares.

     Gold & Appel has the sole power to vote the Gold & Appel Shares.

     Mr. Anderson has the sole power to dispose of the Gold & Appel Shares under the Power-of-Attorney described below. Pursuant to a power-of-attorney dated January 6, 1995 (the "1995 Power-of-Attorney"), Gold & Appel appointed Mr. Anderson as Gold & Appel's attorney-in-fact with the sole authority and power in the name of and on behalf of Gold & Appel to, among other things, buy, sell and trade the Gold & Appel Shares. A copy of the 1995 Power-of-Attorney is filed as Exhibit 1 to the Statement on Schedule 13D filed with the Commission by Gold & Appel on January 21, 1997, with respect to the common stock of US WATS, Inc. and is incorporated herein by this reference. The terms of the 1995 Power-of-Attorney were renewed pursuant to a power-of-attorney executed by Gold & Appel dated January 19, 1998 (the "1998

Power of Attorney"), a copy of which is filed as Exhibit 7.2 to the Statement filed with the Commission on January 27, 1998 (the 1995 Power-of-Attorney and 1998 Power-of-Attorney being referred to collectively as the "Power-of-Attorney"). The Power-of-Attorney will terminate in accordance with its terms on January 15, 2001.

     Under the Power-of-Attorney, Mr. Anderson may be deemed the beneficial owner of the Gold & Appel Shares. Mr. Anderson, however, disclaims beneficial ownership of the Gold & Appel Shares.

     (c) During the past 30 days through the date hereof, (i) Mr. Anderson did not purchase any securities of the Issuer, and (ii) Gold & Appel purchased, in multiple transactions on the NASDAQ National Market, 52,500 ADS representing an aggregate of 367,500 Ordinary Shares, as follows:

Purchases:

     Date      Number of ADS  Price Per ADS (in U.S. Dollars)

     09/02/98     2,000         $21.000
     09/03/98    20,000          19.125
     09/09/98    10,000          18.000
     09/09/98       400          18.250
     09/11/98     2,000          20.500
     09/16/98     2,000          22.625
     09/18/98     2,000          22.500
     09/22/98     8,600          20.9593
     09/23/98     4,300          21.3663
     09/24/98     1,200          22.125


TOTAL:           52,500


     (d) Except as set forth above, no other person is known by Gold & Appel nor by Mr. Anderson to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Gold & Appel Shares or the Anderson Shares.


     (e)      Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
                    WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except for the Power-of-Attorney and the Joint Filing Agreement attached to this Statement as Exhibit 7.1, neither Gold & Appel nor Mr. Anderson has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer of any of the Gold & Appel Shares or the Anderson Shares, finder's fees, joint ventures, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.


     Exhibit 7.1 Joint Filing Agreement with respect to the joint filing of this Statement.

     Exhibit 7.2    Letter to the Company Secretary of the Issuer.

















                               Page 7 of 8

                           SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: October 12, 1998

                                   Gold & Appel Transfer, S.A.,
                                   a British Virgin Islands corporation


                                   By:/s/ Walt Anderson
                                      -----------------------------------
                                        Walt Anderson, Attorney-in-Fact for
                                        Gold & Appel Transfer, S.A.

                                                               /s/ Walt Anderson
                                       ------------------------------------
                                        Walt Anderson






















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